CONVENIENCE TV INC.
248 Main Street,
Venice, CA, 90291

December 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:      Jennifer Monick
                        Senior Staff Accountant, Division of Corporate Finance

Dear Sirs:

                        Re:     Convenience TV Inc. ("the Company")
                                    Form 10-Q for Quarterly Period Ended June 30, 2010
                                    File No. 333-157066
                                    Filed August 23, 2010

The Company hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Greg Trevor
Greg Trevor, CFO and Director